EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$15,479,282.04(1)	$147.60	$2,284.74(2)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$15,479,282.04
Total Fees Due for Filing			$2,284.74
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$2,284.74

(1) On December 22, 2023, the Registrant offered to purchase up to 1,347,196 shares of its common stock at a price equal to the net asset value per share as of January 31, 2024. For purposes of estimating the transaction valuation, we utilized the net asset value per share of $11.49 as of November 30, 2023.
(2) Calculated as 100% of the Transaction Valuation.